FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2006

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

789 Pender Street West, Suite #570, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated February 1, 2006- Logan Resources Ltd. Closes Private Placement

2.

News Release dated February 1, 2006- Operator Drilling on the Carswell Uranium Property

3.

News Release dated January 19, 2006- Logan Resources Ltd. Incentive Stock Option

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date:  15 February, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

            LGREF: PK (USA)

DATE: February 1, 2006

______________________________________________________________________________________

LOGAN RESOURCES LTD. PRIVATE PLACEMENT COMPLETED

Logan Resources Ltd. (the “Company”) is pleased to announce the closing of the private placement described in the news release dated December 16, 2005.  The Company has issued (on December 29, 2005) 1,213,000 flow-through units (“FT Units”) and 940,000 non-flow-through units (“NFT Units”), all at a price of $0.25 per unit, for total proceeds of $538,250.  Each NFT Unit consists of one common share in the capital of the Company and one share purchase warrant (a “Warrant”), and each FT Unit consists of one flow-through common share and one-half of one Warrant.  One whole Warrant entitles the holder to buy one additional common share in the capital of the Company for a period of twelve (12) months at a price of $0.35 per share, subject to early exercise in the event that the closing price of the shares is $0.60 or more for a period of ten days.  The Company paid $16,938 and issued 67,500 common shares as finders fees in connection with the private placement.  The proceeds from the sale of the FT Units will be used to explore the Company’s properties in Yukon and B.C. and the proceeds from the sale of NFT Units will be used for general exploration and general working capital.

The Company also announced the grant of 625,000 incentive stock options to certain directors, officers, employees and consultants which are exercisable at $0.50 per share for a period of 2 years.  All securities issued pursuant to the private placement and the options are subject to a four month hold period.

Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties. The Company currently owns five precious and base metal properties in British Columbia, Yukon Territory and a uranium property in Saskatchewan. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”
Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

            LGREF: PK (USA)

DATE: February 1, 2006

______________________________________________________________________________________

DRILLING TO COMMENCE ON ESO URANIUM'S CLUFF PROJECT IN THE ATHABASCA BASIN

Logan Resources Ltd. (the “Company”) is pleased to announce that ESO Uranium Corp.'s exploration is now under way on its western Athabasca basin uranium project in Northern Saskatchewan. Logan Resources Ltd. entered into an option agreement with ESO Uranium Corp. (ESO) (See News Release # No. 05-03 issued March 15, 2005 for terms of the agreement). Logan Resources Ltd. owns the property 100%. ESO has an option to earn 50% interest in the claims (S-107580 and S-107581- approx. 7,604 hectares). The claims are situated on the Carswell Dome, Athabasca Basin, Saskatchewan.

The winter program will initially focus on the "Gorilla Lake" zone of the Cluff project. The claims underlying the Gorilla Lake zone, totalling approximately 7,640 hectares, are the subject of a 50/50 joint venture between the Company and ESO. Six drill holes averaging 200 metres to 300 metres deep will test the "Gorilla Lake" zone. Previous exploration in this area in 1979 encountered an intercept grading 0.85 per cent U308 over 2.3 metres in hole CAR 425. Road clearing and site preparation is under way with camp and crew arriving by the end of the week. Drilling is planned to start the following week.

ESO is the operator of this exploration program. The Company will release results as they are received from ESO. Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties. The Company currently owns five precious and base metal properties in British Columbia, Yukon Territory and a uranium property in Saskatchewan. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”
Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

            LGREF: PK (USA)

DATE: February 6, 2006

______________________________________________________________________________________

Logan Resources Ltd. Grants Incentive Stock Option

Logan Resources Ltd. (the “Company”) is announced the grant of 100,000 incentive stock options to certain employees and consultants which are exercisable at $0.50 per share for a period of 2 years.  All securities issued pursuant to the private placement and the options are subject to a four month hold period.

Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties. The Company currently owns five precious and base metal properties in British Columbia, Yukon Territory and a uranium property in Saskatchewan. For more information on the properties and Logan Resources Ltd. please visit www.loganresources.ca and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”
Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.